Filed by ConocoPhillips
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Subject Company: Burlington Resources Inc.
Commission File No.: 1-9971
The following slides accompanied a presentation by J.J. Mulva, Chairman, President and Chief Executive Officer of ConocoPhillips to Burlington Resources employees at a Town Hall meeting held January 11, 2006.

Jim Mulva Chairman & CEO January 11, 2006

CAUTIONARY STATEMENT
COP at a Glance
An Integrated Major
Corporate Strategy
Strategic Objectives
Balanced Portfolio
Cash Use Comparison
E&P Strategy
Investing in Growth
Stable Production Base
New Legacy Growth Areas
Venezuela
Asia Pacific
Asia Pacific Exploration Success
Russia and Caspian
Qatar
Libya
BR Strengthens N.A. Gas Position
With BR - Major U.S. Gas Supplier
Enhanced Business Mix
Pro Forma Operating Impact
R&M Strategy
U.S. Refining Size and Scope
U.S. Refining Expansion & Upgrade
International Refining & Marketing
Wilhelmshaven Acquisition
Commercial
Chevron Phillips Chemicals JV
Duke Energy Field Services JV
Technology
Financial Strategy
Spirit of Performance
Our Foundation for Integrity
Total Shareholder Return
Rising to the Challenge

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained herein, the matters set forth in this communication, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates, "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Burlington Resources shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of Burlington Resources operations into ConocoPhillips will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of ConocoPhillips' and Burlington Resources' reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, ConocoPhillips undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. ConocoPhillips will file a Form S-4, Burlington Resources will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ConocoPhillips free of charge by contacting ConocoPhillips Shareholder Relations Department at (281) 293-6800, P.O. Box 2197, Houston, Texas, 77079-2197. You may obtain documents filed with the SEC by Burlington Resources free of charge by contacting Burlington Resources Investor Relations Department at (800) 262-3456, 717 Texas Avenue, Suite 2100, Houston, Texas 77002, e-mail: IR@br-inc.com. ConocoPhillips, Burlington Resources and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Burlington Resources' stockholders in connection with the merger. Information about the directors and executive officers of ConocoPhillips and their ownership of ConocoPhillips stock will be set forth in the proxy statement for ConocoPhillips' 2006 Annual Shareholders Meeting. Information about the directors and executive officers of Burlington Resources and their ownership of Burlington Resources stock is set forth in the proxy statement for Burlington Resources' 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available. Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions. Cautionary Note to U.S. Investors - The U.S. Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation such as "oil/gas resources," "Syncrude," and/or "Society of Petroleum Engineers (SPE) proved reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K for the year ended December 31, 2004. This presentation includes certain non-GAAP financial measures, as indicated. Such non-GAAP measures are intended to supplement, not substitute for, comparable GAAP measures. Investors are urged to consider closely the GAAP reconciliation tables provided in the presentation Appendix.

COP at a Glance 3rd largest U.S. energy company $104 billion in assets (1) $175 billion in revenue (2) Operations in more than 40 countries Headquartered in Houston, Texas 35,800 employees worldwide (1) Diversified portfolio of legacy E&P assets 2nd largest U.S. refiner, 5th largest worldwide Joint ventures in Chemicals and Midstream "A" Credit Rating 1. As of the end of 3rd quarter, 2005 2. Annualized revenue based on YTD September 2005 actuals

An Integrated Major 2000 2001 2002 DEFS ARCO Alaska CPChem JV Gulf Canada TOSCO 2003 2004 2005 LUKOIL

Corporate Strategy Build on international scale and integration Grow E&P portfolio Grow R&M position Use Commercial expertise to create value from integration and asset position Move to AA credit rating Manage cost and capital discipline Utilize strengths in people, technology, and financial resources Creating Shareholder Value

Strategic Objectives Target Target ROCE 1 ROCE 1 Competitive with Peers Debt ratio Debt ratio 15% - 20% Portfolio balance Portfolio balance 65% in E&P 30% in R&M 5% in Midstream / Chemicals Production 2 Production 2 3% long-term growth OECD at 60% - 65% of total 3 5-year reserve replacement 5-year reserve replacement 100%+ 1 ROCE adjusted for purchase accounting. 2 Includes equity affiliates and Syncrude. 3 OECD % target includes LUKOIL.

E&P R&M Midstream/Chemicals LUKOIL 0.59 0.32 0.04 0.05 E&P R&M Midstream/Chemicals LUKOIL Other 0.56 0.28 0.05 0.08 0.03 Balanced Portfolio 2005 Capital Employed 2 R&M 29% 1 Emerging Businesses and Corporate ICO pro-rated over other segments. YTD Q3 actual segment net income from continuing operations annualized to YE 2005 values after removing the $300MM impact of the 1Q05 DEFS restructuring. 2 Capital employed is estimated YE 2005. E&P 56% Other 2% Midstream & Chemicals LUKOIL Income from Continuing Operations 1 E&P 59% R&M 32% Midstream & Chemicals LUKOIL 4% 5% 5% 8%

Cash Use Comparison YTD through Q3 2005 COP CVX TOT RDS XOM BP Capex 8573 11462 7615 11207 12368 9225 Net Debt Reduction 1505 84 1015 867 Net Share Repurchase 787 2010 3462 2433 12336 7628 Dividends 1210 2844 2420 9059 5619 5925 Note: CVX percentages include purchase of Unocal as capex.

E&P Strategy Grow production and reserves Build new legacy positions Optimize legacy business Stable OECD production Manage cost and production efficiency Deliver competitive returns

Investing in Growth

2005 - 2008

Suban II
Bayu-Undan
Kerisi / Hiu

Corocoro I
Bohai Phase II
Yuzhno Khylchuyu
Libya

West Sak
Ekofisk Growth
Surmont
Syncrude III
Alaska WNS Sat's
Britannia Sat's
Alvheim
Statfjord Late Life

2008 - 2011

Brass LNG
Qatargas 3 LNG
Plataforma-Deltana
North Belut
Suban III

Kashagan I
Su Tu Vang
Gumusut
Ketapang
Libya

Hejre
Tommeliten Alpha
Eldfisk Upside
Alaska Sat's

2011+

Sunrise
Caldita
ANS Gas
Mackenzie Delta
Shtokman[1]

Kashagan II
Kashagan Sat's
Corocoro II & III
West Qurna
Malikai
Su Tu Trang
Kebabangan
Libya

Syncrude IV & V
Surmont II & III
Clair II
Thornbury
Canada Oil Sands

Global Gas



Other International



Legacy OECD



[1] Negotiations are underway.

10

Stable Production Base 2004 2005E 2006E 2007 Alaska 349 343 340 364 L48 281 289 302 250 Norway 265 258 267 477 UK 206 187 187 Canada 129 123 135 151 Venezuela 100 131 151 158 Asia Pacific 152 189 226 242 Other 86 114 149 126 Other (w AP) 233 316 360 368 LUKOIL 46 197 209 221 Trend line 1807 1935 2063 2191 Constant line 1236 1236 1236 1236 Alaska Norway L48 Canada U.K. Legacy OECD production remains flat 1 1 Includes equity affiliates and Syncrude.

New Legacy Growth Areas 2004 2005E 2006E 2007 Alaska 350 361 366 364 L48 279 291 271 250 Norway 265 258 260 477 UK 205 193 186 Canada 124 127 139 151 Venezuela 95 109 110 158 Asia Pacific 153 173 216 242 Indonesia 57 62 71 Australia 36 54 84 Vietnam 35 33 35 China 25 23 26 Other 81 79 91 126 Other (w AP) 233 316 360 368 LUKOIL 46 197 209 221 Trend line 1807 1935 2063 2191 Constant line 1236 1236 1236 1236 Venezuela China Rest of World 1 Includes equity affiliates and excludes LUKOIL. 1 Vietnam Australia Indonesia

Venezuela Legacy resource base, close to market Corocoro I Operator, WI 32.2% Government approval in 2005 First oil 2007; 20 MBOED (net) in 2008 Petrozuata and Hamaca Petrozuata WI 50.1% Hamaca WI 40.0% ~110 MBOED (net) in 2006 and 2007 Plataforma Deltana Corocoro Hamaca Petrozuata 1 Includes equity affiliates. Statements of production and project timing are estimates and should be regarded as forward-looking. Plataforma Deltana WI 40.0%; potential LNG project Appraisal drilling in 2004 and 2005 1

Asia Pacific Growing new legacy areas Australia - Bayu-Undan Operator, WI 56.7% 17-year LNG contract, first cargo 2006 47 MBOED (net) in 2005 Ramping up to ~90 MBOED (net) in 2007 Indonesia - Block B (Belanak) Operator, WI 40.0% Phases 1 & 2 online; Phase 3 (including Kerisi & Hiu fields) first production in 2006 Ramping up to 45 MBOED (net) in 2008 China Australia Indonesia Vietnam Malaysia China - Bohai Bay Operator, WI 49.0% Phase 2 government approval in 2005 Accelerate Phase 2 production into 2007 Ramping up to ~70 MBOED (net) in 2009 Statements of production and project timing are estimates and should be regarded as forward-looking. 0 100 200 300 2004 2005E 2006E Production (MBOED) Indonesia Australia-TL Vietnam China China China China

Asia Pacific Exploration Success

Timor Sea gas


TIMOR LESTE
INDONESIA
Greater Sunrise
Lynedoch
Evans Shoal
Caldita-1
JPDA
TIMOR
SEA
EKKN
Bayu-Undan
ConocoPhillips Holding
Gasfield
Jurisdictional Boundary
Pipeline
0
50
MILES
Darwin
Darwin
LNG

Caldita

- Operator, WI 60.0%
- Tested 33 MMCFD (gross)
- Integration opportunities with Darwin LNG
- Water depth 450 feet

NT/P69

- Awarded October 2005
- Adjacent to Caldita discovery
- Contains Lynedoch upside

JPDA

- Integration opportunities with Bayu-Undan and Darwin LNG

15

Timan-Pechora JV closed in 2005; WI 30% 50-50 governance Significant resource (1.2 BBOE gross) YK field startup in 2007 LUKOIL Strategic partnership; BOD representation Ownership increased to 16.1% 1.9 MMBOED (gross) production in 2005 Knowledge sharing via 30 secondees Russia and Caspian Growing in resource-rich areas 2 1 As of December 31, 2005. 2 Excludes LUKOIL equity share. 3 Source: Miller and Lents (SPE reserves). Statements of production and project timing are estimates and should be regarded as forward-looking. Timan-Pechora Kashagan Kashagan Gross resources 9-13 BBOE WI increased to 9.3% in 2005 Peak of 1.2 MMBOED (gross) Appraising satellite discoveries 3 1 0 100 200 300 400 2004 2005 2006 Production (MBOED) Russia Base LUKOIL Equity LUKOIL Equity LUKOIL Equity

Qatar Growing in resource-rich areas Qatar Qatargas 3 LNG Project Final investment decision made in December 2005 Engineering, Procurement and Construction contract awarded Development and Fiscal Agreement, Sales and Purchase Agreement and financing agreements signed WI 30% Integrated 25-year project Gas production facilities (1.4 BCFGD from North Field) 7.8 million gross tpa LNG train Onshore and offshore assets developed jointly with QG4, a JV between Shell and QP First LNG cargos in 2009 (primarily to U.S. market) Statements of production and project timing are estimates and should be regarded as forward-looking.

Libya Growing in resource-rich areas Libya Waha (Oasis) Concession Agreed re-entry terms December 2005 Working Interests: COP 16.3% Marathon 16.3% Amerada Hess 8.2% LNOC 59.2% 25-year extension Encompasses ~13 million acres in Sirte Basin Significant undeveloped resources ~45 MBOED (net) in 2006 Potential follow-on opportunities Statements of production and project timing are estimates and should be regarded as forward-looking.

BR Strengthens N.A. Gas Position BR Strengthens N.A. Gas Position COP COP and BR BR

With BR - Major U.S. Gas Supplier Delivering gas to the U.S. from various supply sources Canada Permian Basin Rockies Pacific LNG Imports Atlantic LNG Imports Atlantic LNG Imports #1 in N. A. gas production 50% owner in DEFS A leading gas marketer Developing multiple LNG projects and re-gasification capabilities Major existing positions in both Alaskan North Slope gas and MackenzieDelta Arctic Gas Panhandle San Juan Gulf Coast

Enhanced Business Mix COP Pro Forma w/ BR OECD Russia Other non-OECD 2003 Year End 5690 880 2000 2004 Year End 5289 910 3736 Non-OECD 41% OECD 59% OECD Russia Other non-OECD 2004 Year End 7215 910 3811 2004 Year End Non-OECD 34% OECD 66% OECD Mix Based on Reserves Note: Capital Employed is estimated YE 2005, with LUK (at 16.1% equity) allocated 70% E&P, 30% R&M. Reserves are YE 2004 (adjusted for additional 6.1% equity in LUK purchased through YE 2005). Oil Russia Gas 2003 Year End 5690 880 2000 2004 Year End 0.67 910 0.33 Oil Russia Gas 2003 Year End 5690 880 2000 2004 Year End 0.6 910 0.4 Gas 33% Oil 67% Oil 60% Gas 40% Oil / Gas Mix Based on Reserves E&P R&M Midstream & Chemicals Other 2003 Year End 5690 880 2000 2004 Year End 0.61 0.31 0.05 0.03 E&P R&M Midstream & Chemicals Other 2003 Year End 5690 880 2000 2004 Year End 0.74 0.21 0.03 0.02 Capital Employed By Business Segment Midstream & Chemicals R&M 31% E&P 61% Other 3% 5% E&P 74% R&M 21% Midstream & Chemicals 3% Other 2%

Base plus1 plus 2 UCL CVX 13 RDS 12.2 plus BR 9 0.4 2.001 TOT 10.8 COP 9 0.4 Cello 7.6 BRG+ 7810 UCL+ 7810 COP 7847 ENI 7.2 REP 4.7 Banjo 2 Reserves (Bboe)1 Production (Mmboe/d)1 Base plus 1 plus 2 OXY OEI RDS 3.6 CVX 2.8 TOT 2.5 plus BR 1.9 0.1 0.5 plus LUK 1.56 0.17 BRG+ 1.56 0.37 COP 1.9 0.1 ENI 1.5 REP 1.1 Banjo 0.5 Reserves are YE 2004 actual, excludes Syncrude for COP. CVX pro forma for UCL. COP includes the additional 6.1% LUK equity purchased through YE 2005, in both reserves and production. Production is 2004 average except for COP and BR (both 2005 (E)). Pro Forma Operating Impact

R&M Strategy Driving top quartile ROCE Grow worldwide refining Grow U.S. capacity and conversion capability Grow Europe and Asia position Enhance E&P integration Value chain optimization Low-cost, efficient, integrated marketing and transportation Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence Operational excellence

U.S. Refining Size and Scope PADD I 423 MBD 25% Share PADD II 493 MBD 14% Share PADD III 879 MBD 11% Share PADD IV 58 MBD 10% Share PADD V 355 MBD 11% Share Total U.S. 12 refineries 2,182 MBD 13% Share US Refining Capacity by PADD as published by the EIA/DOE for Oct. 2005

U.S. Refining Expansion & Upgrade Growth investment at 9 of 12 domestic refineries Bayway Lake Charles Sweeny Wood River Ponca City Borger Billings LAR Rodeo Ferndale Trainer Alliance Investment Drivers: Advantaged crude growth Growing clean products Enhancing E&P integration Increasing capacity $4 - $5 B Investment Program (2006 - 2011)

International Refining & Marketing COP markets in 17 countries and has interest in 6 refineries UK/Ireland 292 MBD refining capacity 582 retail sites Nordic 296 retail sites Thailand/Malaysia 56 MBD refining capacity 186 retail sites Mainland Europe 80 MBD refining capacity 1,381 retail sites N.B. European refining capacity does not include anticipated 275MBPD addition of Wilhelmshaven Refinery Source for number of retail sites- 2005 COP Fact Book

Wilhelmshaven Acquisition 275,000 BD German refinery Expected close first half of 2006 Strengthens European portfolio Significant synergies with Humber and Bayway refineries Strengthens Russian export crude connection and COP participation in Atlantic arbitrage position Opportunities with integration into German markets Potential site for LNG Regas Terminal Unique investment opportunity to develop a top quartile refinery in the European portfolio

Commercial Scope 2.5 B BBL/yr crude oil and refined products 4.2 TCF/yr gas marketing business Global trading operation Objectives Optimize value chain to maximize earnings Trade around asset base & market knowledge for additional value Financial contribution Improves total company ROCE Included in E&P / R&M realizations

Chevron Phillips Chemicals JV CVX - 50%, COP - 50% Improving ROCE Margin improvement Solid operations Cost efficiencies Overseas Growth World-scale facilities Advantaged feedstocks Access to growing markets

Duke Energy Field Services JV DUK - 50%, COP - 50% Large NGL producer 363 MBPD in 2004 Focus on North America Improving ROCE Lower cost structure Rationalize portfolio Selective growth

Technology Enable E&P / R&M initiatives Heavy oil, Arctic, LNG Clean fuels / hydroprocessing, coking, alkylation Capacity expansion and flexibility Project management / execution Emerging energy opportunities Disciplined, phased approach Extending core competencies Renewable fuels E-GasTM Gasification Technology

Financial Strategy Fund Growth Program Move to AA credit rating Modest debt reduction Equity improvement Target debt/capital of 15-20% Annual dividend increases Share repurchases 63

Core values Safety People Integrity Responsibility Innovation Teamwork Spirit of Performance Use our Pioneering Spirit to responsibly deliver energy to the world

Our Foundation for Integrity Ethical and respected employees Proactive management and board oversight Culture of openness and transparency at all levels Clarity of reported results No self-dealing or exotic financing Strong internal/external auditors Consistent internal control policies, procedures and practices

Total Shareholder Return Peer Group ConocoPhillips Peer Average COP 37.2 20.8 TOT 24.6 20.8 CVX 23.6 20.8 BP 20.3 20.8 XOM 19.9 20.8 RDS 15.8 20.8 S&P 14.4 20.8 Peer group average = 20.8% COP STOCK PRICE December 31, 2002 $24.20 December 31, 2005 $58.18 Three-Year Annual Average

Rising to the Challenge Deliver strong operating and financial performance Continued focus on Operating Excellence Manage cost inflation and project execution Well-defined, sustainable growth plan Portfolio of strong E&P / R&M growth projects Increased production and refining capacity / capability Financial strategy to complement value creation Setting Objectives 2003 Delivering Performance 2004 Raising Expectations 2005 Continuous improvement ? Shareholder value creation Investing for Growth 2006+